

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2012

Via E-mail
Mr. Sachin Adarkar, Esq.
Secretary
Prosper Funding LLC
111 Sutter Street, 22nd Floor
San Francisco, CA 94104

> **Re: Prosper Funding LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 23, 2012**
> **File No. 333-179941**

Dear Mr. Adarkar

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

> o If you have elected to use the extended transition period for complying
> with new or revised accounting standards under Section 102(b)(1), provide
> a risk factor explaining that this election allows you to delay the adoption
> of new or revised accounting standards that have different effective dates
> for public and private companies until those standards apply to private
> companies. Please state in your risk factor that, as a result of this election,
> your financial statements may not be comparable to companies that
> comply with public company effective dates. Include a similar statement
> in your critical accounting policy disclosures.

2.   On page 12 you indicate that you are not liable in the event that the Prosper Rating for a
        particular note does not accurately reflect the criteria provided in the registration
        statement for Prosper Rating. Please provide the staff with your detailed legal analysis as
        to why Securities Act liability would not attach in the event a Prosper Rating proved to be
        false. Revise your disclosure to be consistent with your response.

3.   We note your response to comment 6 and await your revisions. In providing revised
        disclosure, please clarify the "certain restrictions" and "formalities" that you believe
        contribute to bankruptcy remoteness. Please also provide us with an analysis, supported
        by appropriate bankruptcy cases, statutory references or other authority that supports your
        conclusion that you will not be consolidated in the event of Prosper Marketplace's
        bankruptcy. Make conforming changes to your Risk Factors, your disclosure on page 79
        and elsewhere in the document. The staff and investors must have a reasonable
        understanding of the basis for your statements that the structure of Prosper Funding will
        result in its being bankruptcy remote from Prosper Marketplace's creditors.

4.   We note your response to comment 5 where you have analogized your structure to a
        Series Trust; however, you do not provide corresponding disclosure under Regulation
        AB. Please provide your analysis as to why the structure you have proposed does not
        require disclosure under Regulation AB.

The Offering, page 3

Initial Maturity Date, page 3

5.   The staff is unable to agree with your response to comment 7 that a change in the term of
        the Note would not represent a fundamental change in the information set forth in the
        registration statement and would not constitute a material change to the plan of
        distribution. Historical performance and default information for Notes with significantly
        different terms would be materially different from the performance you currently present
        in the prospectus and pose different risks. Please provide further analysis or advise the
        staff that you intend to file a post-effective amendment in order to affect such a change.

<u>Servicing fees and Other Charges, page 5</u>

6.   We note your disclosure that servicing fees may change in the future. Please clarify that any change to the servicing fee will apply to notes sold after the date of the fee change. Also, please confirm that the company will file a post effective amendment addressing the change in servicing fee, as the fee appears to be part of the calculation of the cash flows presented to investors as part of their security. The change in fee structure should be considered a change, like a change to the pricing grid, that must be reflected before the change takes place.

<u>Risk Factors, page 10</u>

<u>Some of the borrowers on the platform have "subprime" credit ratings…, page 11</u>

7.   Revise this risk factor to clarify which Prosper Ratings management believes are consistent with the designation "subprime."

<u>The Prosper Rating may not accurately set forth the risks…, page 12</u>

8.   Revise this risk factor to clarify that the Prosper Rating and resulting interest rate on the notes may not adequately compensate investors for the added risks on investing in notes on the platform, including the substantial risks associated with:

    - the anonymous and unverified nature of the information provided in order to assign the rating and as part of the listing,
    - the fact that investors are not only exposed to the credit risk from the borrower, but also the credit risk associated with Prosper Funding.
    Revise your disclosure about the Prosper Rating System and the interest rates associated with each rating to clarify which risks are priced into the interest rate and which are not discretely captured.

<u>A borrower may request that his or her bank "chargeback" a payment…, page 14</u>

9.   Revise this section to clarify the number of times that note holders have been affected by "chargebacks" over the past year.

<u>We are not obligated to repurchase notes except in limited circumstances, page 16</u>

10.   We note your response to prior comment 11 and 13. This risk factor appears to discuss two different risks, the risk to investors from your limited repurchase obligations and the risk associated with the fact that you may not have sufficient capital in the event that your estimate of your repurchase obligation is inaccurate. Please discuss the second risk in a separate risk factor. Also, revise the disclosure in the new risk factor to specifically

address the amount of capital that you will have and PMI's recent experience making payments under the repurchase obligation.

We are a new company and have no independent operating history, page 20

11.   Revise this risk factor to disclose Prosper Funding's initial capitalization and the percentage of fee income it may retain rather than transfer as servicing fees under the agreement with PMI and Web Bank.

If the security of our lender members' and borrowers' confidential information..., page 24
Any significant disruption in service on our website or in PMI's computer …, page 24

12.   We note your disclosure that you may be exposed to risks as a result of the loss of customer data due to any accidental or willful security breaches or other unauthorized access to your systems. We also note your disclosure that your business may suffer as a result of any significant disruption, including due to accidental or willful security breaches, in your main servicer's systems or your website. Please tell us whether you have experienced any such security breaches in the past. If so, in your next amendment, please revise your disclosure to state that you have experienced such security breaches in order to provide the proper context for your risk factor disclosures. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

About the Offering, page 30

Our Relationship with WebBank, page 35

13.   The revised disclosure in this section references "WebBank agreements;" however, your exhibit index only lists WebBank as a party to the Loan Sale Agreement. Please include all other agreements with WebBank as exhibits to your registration statement and describe these agreements in greater detail in this section. In order to evaluate the disclosure in this section, we need to review these agreements.

Borrower Information and Financial Information Verification, page 44

14.   Revise this section to clarify if the servicing agreement requires that PMI continue to perform verification at the same levels as they have performed in the past. Please revise this section, and the risk factor on page 10 based upon your response. If there is no requirement to perform verifications at a specific level under the servicing contract, please discuss the impact of this upon the likelihood that these services will be performed and the resulting increase in risk to investors in notes originated by Prosper Funding. In

particular, it does not appear that Prosper Funding's cash flows under the servicing agreement will be changed based upon the level of servicing activity.

Summary of the Indenture, Notes and Servicing Agreement, page 61

15.   Revise this section to clarify how you intend to perfect the security interest granted to the indenture trustee. Also, provide the staff with an analysis as to how these procedures are consistent with the requirements of the UCC as incorporated into the relevant state law. Make conforming changes to your disclosure and risk factors based upon your analysis and response.

Servicing Agreement, page 68

16.   Revise this section to identify the "specified portion of" the fees that Prosper Funding may retain out of the fees otherwise payable to the servicer.

Director Compensation, page 89

17.   We note that the GSS directors will be compensated for their participation on the Board. Please disclose any compensation arrangement or provide a description of material factors necessary to an understanding of the director compensation.

Exhibits

18.   Please file outstanding exhibits with your next amendment or tell us why you are unable to do so.

Exhibit 4.2; Form of Indenture

19.   We note that the company provides a global grant of security interests to the Indenture Trustee in all the borrower loans and promissory notes. Please advise the staff how Prosper Funding will remove the loans and promissory notes from the security interest in the event that they the notes need to be transferred to another entity, including as part of a collections effort. Please specifically address how you intend to comply with Section 314(d) of the Trust Indenture Act of 1933.

Exhibit 10.4; Form of Servicing Agreement

20.   We note that PMI's servicing fee is calculated by subtracting amounts "accrued by the Company for such period for its repurchase obligations under the Lender Registration Agreements with respect to Securities sold during such period." However, the term "period" does not appear to be defined. In addition, given the time lag between when a

security is sold and when the repurchase obligation arises, it appears that these obligations may pose a risk to other the proceeds payable to other Lenders if Prosper Funding is unable to pay its commitment to Lenders subject to identify fraud.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor

cc: Keir Gumbs, Esq.
        Covington & Burling LLP